Mail Stop 3561   December 20, 2006

John L. Corn
President
Contracted Services, Inc.
5222 110th Avenue North
Clearwater, Florida 33760

> **Re: Contracted Services, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed December 6, 2006**
> **File No. 333-136643**

Dear Mr. Corn:

       We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation.

General

1. Please file your amendments under the correct form type. Currently, it appears
    that you have filed the amendments under Form type S-B/A instead of SB-2/A.

Prospectus Summary, page 5

2. You state that you deem each selling security holder that is an affiliate of your
    company to be an underwriter as defined in the 1934 Securities Exchange Act.
    Please revise to state that underwriter is defined in the Securities Act of 1933.
    Throughout the registration statement, please include a clear statement that your
    affiliates that are selling security holders are underwriters without reference to
    language indicating that they are "considered" or "deemed" to be underwriters.
    Please also revise under Plan of Distribution on page 14.

3. We note your response to comment 3 in our letter dated November 13, 2006 and
    the revisions to your disclosure. Please revise to reflect 25:1 stock split on April
    28, 2006. In that regard, each block of shares consisted of 2,500 shares after
    giving retroactive effect to the stock split.

4. Please revise the financial information on pages 6 – 8 to address the comments below regarding your interim financial statements

Plan of Distribution, page 10

5. We note your response to comment 4 in our letter dated November 13, 2006. However, it does not appear you have deleted the language you indicate. Please revise.

Management's Discussion and Analysis or Plan of Operations, page 19

Results of Operations – Nine Months Ended September 29, 2006, page 20

6. We note your response to comment 11 in our letter dated November 13, 2006 and the revisions to your disclosure. You attribute the majority of the cash decrease to an increase in accounts receivable. However, it appears that the increase you refer to represents the increase in loans to shareholders reflected in your balance sheets. Please revise as appropriate. In doing so, refer to the comments below regarding your interim financial statements.

Financial Statements

7. Please revise to indicate that the interim financial statements included on pages 31 – 34 are unaudited.

Statements of Operations, page 32

8. Please revise to disclose earning per share data in accordance with SFAS 128.

9. We note that shareholder distributions are reflected as an expense for the period ended September 30, 2005. Please tell us why shareholder distributions are not reflected as a charge to retained earnings. Please also tell us why shareholder distributions are not reflected in cash flows used for financing activities in the statement of cash flows on page 34. If you determine that shareholder distributions are not properly classified, please revise your financial statements as appropriate.

Statement of Cash Flows, page 34

10. It appears that cash flows from loans to shareholders and accounts receivable for the period ended September 30, 1996 are not properly reflected in the statement. Please revise as necessary.

Balance Sheet, page 38

11. We note your response to comment 13 in our letter dated November 13, 2006 and the revisions to your disclosure. Please revise the number of shares of common stock issued and outstanding to conform to the statement of changes in stockholders' equity on page 40.

Statements of Operations, page 39

12. Please revise to separate the presentation of net income as a Subchapter S corporation and the pro forma income tax expense and pro forma net income. In that regard, the line items between the other income subtotal and earning per common share data should reflect "net income," "pro forma income tax expense," and "pro forma net income." Please similarly revise your statement of operations on page 47.

Statement of Changes in Stockholder's Equity, page 47

13. We note your response to comment 23 in our letter dated November 13, 2006. However, you did not address our comment. Please revise to retroactively reflect the stock split in the number of common shares and balances of common stock.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Diane J. Harrison, Esq.
        Fax: (941) 531-4935